

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 25, 2010

Mr. Frederic M. Burditt
VP, CFO and Treasurer
Circor International, Inc.
25 Corporate Drive
Burlington, Massachusetts 01803

   Re: **Form 10-K for Fiscal Year Ended December 31, 2009**
       Form 10-Q for Fiscal Quarter Ended July 4, 2010
       Form 8-K filed August 3, 2010
       Definitive 14A filed March 26, 2010
        File No. 1-14962

Dear Mr. Burditt:

   We have completed our review of your filings and do not have any further comments at this time.

         Sincerely,

         Rufus Decker
         Accounting Branch Chief